SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-130203

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

Date: July 26, 2006

By: [signature]
Albert E. Gossweiler, Senior Vice President
Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2005

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
December 31, 2005 and 2004

INDEX

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Kearny Federal Savings Bank Employees' Savings
and Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2005 and the period from November 1, 2004 (Date of Inception) to December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for plan benefits for the year ended December 31, 2005 and the period from November 1, 2004 (Date of Inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
June 26, 2006

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31 2005	December 31 2004
Assets		
Investments at Fair Value,		
Investment in Mutual Fund:		
Short-term Fund	$ 293,192	$ -
Employer Stock Fund	4,363,977	-
Interest in Common/Collective Trusts:		
Conservative Strategic Balanced SL Fund	67,001	109,007
Moderate Strategic Balanced SL Fund	201,065	257,727
Aggressive Strategic Balanced SL Fund	57,340	175,667
S&P 500 Flagship SL Series Fund - Class A	289,185	850,141
Pentegra Stable Value Fund	336,338	648,240
S&P Midcap Index SL Series Fund - Class A	311,923	600,181
S&P Value Index SL Fund Series A	84,595	188,638
S&P Growth Index SL Fund Series A	174,607	389,462
Russell 2000 Index SL Series Fund - Class A	158,742	496,283
NASDAQ 100 Index Non-Lending Fund Series A	60,740	105,457
Daily EAFE Index SL Series Fund - Class T	78,174	146,006
Long U.S. Treasury Index SL Series Fund - Class A	162,138	266,465
REIT Index Non-Lending Series Fund - Class A	45,757	-
Short-term Investment Fund	363,317	584,254
Investment at cost:		
Participant Loans Receivable	148,779	77,226
Total investments	7,196,870	4,894,754
Due from broker for sales of investments	21,089	-
Accrued interest on mutual fund	1,027	-
Total Assets	7,218,986	4,894,754
Liability		
Due to broker for purchase of investments	16,630	-
Net Assets Available for Plan Benefits	$ 7,202,356	$ 4,894,754

The accompanying notes are an integral part of these financial statements.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2005	Period From November 1, 2004 (Date of Inception) to December 31, 2004
Investment income:		
Interest	$ 17,385	$ 1,419
Net appreciation in fair value of investments	793,812	143,589
Dividends	41,350	-
Total investment income	852,547	145,008
Less: Investment expenses	(5,002)	(90)
Net investment income	847,545	144,918
Contributions:		
Participants	1,282,926	64,998
Employer	298,563	27,257
Assets transferred (See Note 3)	-	4,657,581
Total contributions	1,581,489	4,749,836
Total additions	2,429,034	4,894,754
Deductions:		
Benefits Paid to Participants	(92,598)	-
Administrative Expenses (See Note 4)	(28,834)	-
Total deductions	(121,432)	-
Net Increase in Assets Available for Plan Benefits	2,307,602	4,894,754
Net Assets Available for Plan Benefits - Beginning	4,894,754	-
Net Assets Available for Plan Benefits - Ending	$ 7,202,356	$ 4,894,754

The accompanying notes are an integral part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting
The financial statements of the Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") are prepared on the accrual basis of accounting.

Valuation of Investments
Investments in mutual funds and common stock are stated at fair value by reference to quoted market prices. Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the trust. Therefore, the value of the common/collective trust funds is deemed to be at estimated fair value. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Participants' loans are valued at cost, which approximates fair value.

Payments of Benefits
Benefit payments are recorded when paid.

2. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Eligibility

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust was established November 1, 2004, and is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21. The participant becomes eligible the first day following the eligibility month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. DESCRIPTION OF THE PLAN (Cont'd.)

Contributions

Kearny Federal Savings Bank ("Employer Company") has voluntarily agreed to contribute 100% of the first 3% of compensation contributed by participating employees as a matching Employer Contribution. A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which will not be matched by the Employer Company beyond the extent noted above. Compensation includes total remuneration paid including wages, overtime and commissions. Each participant's account is credited with the participant's contributions and an allocation of the Employer Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested immediately in both the employee and employer contributions and actual earnings thereon.

Retirement

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $500, in which case the interest in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals. Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take in a lump sum the vested balance of their account at any time during such payment period. Normal retirement age is 65.

Disability Retirement

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Pre-Retirement Death

Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in the form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant's death.

2. DESCRIPTION OF THE PLAN (Cont'd.)

Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options:

A. Common/Collective Trusts.

1. Conservative Strategic Balanced SL Fund portfolio is for the investor with a "conservative" risk profile. The fund invests in a diversified portfolio of approximately 75% U.S. bonds, money market instruments and stable value investments. The other 25% is invested in U.S. and international stocks.

2. Moderate Strategic Balanced SL Fund portfolio is for the investor with a "moderate" risk profile. The fund invests in a diversified portfolio of approximately 55% U.S. and International stocks. The remaining 45% of the Fund will be held in U.S. fixed income funds.

3. Aggressive Strategic Balanced SL Fund portfolio is for the investor with an "aggressive" risk profile. The fund invests primarily in stocks. The fund portfolio is divided among approximately 85% U.S. stocks and 15% international stocks.

4. S&P Flagship SL Series Fund – Class A - This Fund is intended for long-term investors seeking to capture the earnings and growth potential of large U.S. companies. The stock invests in most or all of the same stocks held in the S & P 500 Index. The Fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

5. S&P Value Index SL Fund Series A - This Fund is intended for medium to long-term investors. This Fund invests in a portfolio of stocks of large established U.S. companies that make up the S & P 500/Citigroup Value Index. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

6. S&P Growth Index SL Fund Series A - This Fund is intended for medium to long-term investors seeking a diversified portfolio of large capitalization growth stocks. Because it is a growth fund, the investment style focuses on long-term capital appreciation rather than current income. The fund invests in most or all of the same stocks that make up the S&P 500/Citigroup Value Index. This index represents those stocks from the S&P 500 Index with higher price to book ratios. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

7. S&P Midcap Index SL Series Fund – Class A - This Fund is intended for medium to long-term investors seeking high returns that reflect the growth potential of mid-sized U.S. companies. This Fund invests in most or all of the same stocks that make up the S&P MidCap 400 Index. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

2. DESCRIPTION OF THE PLAN (Cont'd.)

Investment Options (Con't.)

8. Russell 2000 Index SL Series Fund – Class A - This Fund is intended for medium to long-term investors seeking the potential high return from investing in smaller U.S. companies. The Fund invests in a broad range of small-capitalization U.S. companies. These 2,000 companies make up a subset of the smallest companies held in the Russell 3000 Index. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

9. NASDAQ 100 Index Non-Lending Fund Series A - This Fund is intended for medium to long-term investors seeking to capture the growth potential of the 100 largest domestic, international, and most actively traded non-financial companies on the NASDAQ Stock Market. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

10. Daily EAFE Index SL Series Fund – Class T - This Fund is intended for medium to long-term investors seeking to capture high returns and diversification by investing in a broad range of foreign stocks and seeking to diversify further a portfolio of U.S. securities. The Fund invests in a diversified portfolio of approximately 1,000 companies outside North and South America. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

11. REIT Index Non-Lending Series Fund – Class A - The Fund invests in a portfolio of publicly traded Real Estate Investment Trusts designed to track the Dow Jones/Wilshire REIT Index, which represents over 90% of the total U.S. real estate equities market. This Fund is intended for medium to long-term investors seeking a high level of dividend income and long-term return of capital. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

12. Short-term Investment Fund - The Fund is intended for short-term investors seeking current income while preserving the value of their investment principal. The Fund invests in a broad range of high quality, short-term securities with high credit ratings known as money market instruments. Approximately 80% of the portfolio has a range of maturities from overnight to 90 days, and 20% of the funds have maturities greater than 90 days, but not to exceed 13 months.

13. Pentegra Stable Value Fund - The Fund is intended for short-term investors seeking to preserve the value of their investment and achieve a stable return. The Fund invests primarily in Guaranteed Investment Contracts, which are individually negotiated investments offered by insurance companies. The Fund also invests in enhanced short-term investment products. These contracts are individually negotiated agreements between the Fund manager and the insurance company or bank that issues them.

14. Long U.S. Treasury Index SL Series Fund Class A - The Fund is intended for long -term investors seeking a high level of income along with the potential for long-term capital appreciation over time. The Fund invests in U.S. Treasury securities with maturities of 10 years or longer.

2. DESCRIPTION OF THE PLAN (Cont'd.)

Investment Options (Cont'd.)

B. Mutual Fund. These funds are held in a short-term mutual fund until investment trades can be placed.

C. Employer Stock Fund. The Employer Stock Fund consists primarily of Kearny Financial Corp. common stock, the parent of the Employer Company. A participant does not own individual shares of common stock, but rather, units in the fund. Since the unit value takes into account certain factors such as interest in the cash portion held in the fund, accrued dividends and administrative fees, the unit value will be different from the actual price of a share of stock. The number a participant owns in the fund represents their share in the fund.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant's share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

3. ASSETS TRANSFERRED

The initial contributions to the Plan were transferred from a Pentegra multi-employer plan. The Employer Company was a mutual savings bank, which was converted to a stock savings bank and wanted the ability for the Plan to be able to invest in Employer Company stock upon consummation of the initial public offering of the Employer Company.

4. TRANSACTIONS WITH RELATED PARTIES

The plan owns shares of Kearny Financial Corp. common stock. The Employer Company pays for fees for Pentegra Service Inc. accounting and other administrative services. In addition, participants pay for administrative fees and loan fees to Bank of New York, Pentegra, State Street Invested Services and Barclay Investor Services.

5. INVESTMENTS

Investments at December 31, 2005 and 2004 consist of the following: (Investments that comprise 5% or more of net assets are listed individually.)

	December 31			
	2005		2004	
	Cost	Fair Value	Cost	Fair Value
Kearny Financial Corp. Common Stock (KRNY)	$ 3,621,951	$ 4,363,977	$ -	$ -
S&P 500 Flagship SL Series Fund - Class A	*	*	819,946	850,141
Pentegra Stable Value Fund	333,935	336,338	645,334	648,240
S&P Midcap Index SL Series Fund - Class A	*	*	567,305	600,181
Moderate Strategic Balanced SL Fund	*	*	249,958	257,727
S&P Growth Index SL Fund Series A	*	*	378,052	389,462
Russell 2000 Index SL Series Fund - Class A	*	*	466,874	496,283
Short-term Investment Fund	363,317	363,317	584,198	584,254
Long U.S. Treasury Index SL Series Fund - Class A	*	*	263,439	266,465
Other	2,085,614	2,133,238	773,404	802,001
Total	$ 6,404,817	$ 7,196,870	$ 4,748,510	$ 4,894,754

* Investments are less than 5% of net asset at December 31, 2005.

During the year ended December 31, 2005 and the period from November 1, 2004 (date of inception) to December 31, 2004, the Plan's investments, including investments bought, sold and held appreciated in value as follows:

	2005	2004
Employer Stock Fund	$ 742,023	$ -
Common/Collective trusts	50,029	16,489
Government Bonds	-	2,827
Mutual fund	1,760	124,273
	$ 793,812	$ 143,589

6. PARTICIPANT LOANS RECEIVABLE

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant's account. Interest rates charged on participant loans range between 5.00% and 10.00%. Participant loan balances, included in investments, at December 31, 2005 and 2004, totaled approximately $149,000 and $77,000, respectively.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Services, Inc. The prototype plan obtained its latest determination letter on March 7, 2002, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Internal Revenue Code.

The Plan's administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

9. CONCENTRATION OF RISK

The plan holds investments in Kearny Financial Corp. common stock, mutual funds shares and asset allocation funds whose values are exposed to various risks, such as interest rate, market and credit risk. Due to the concentration associated with such investments, it is at least reasonably possible that changes in the value of investments will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
EIN: 22-1032860
PN: 003
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	Identity of Issuer or Borrower (b)	Description (c)	** Cost (d)	Fair Value (e)
*	Kearny Financial Corp	Employer Stock Fund	N/A	$ 4,363,977
	Mutual Fund:			
	State Street Investors (SSG)	Short-Term Fund	N/A	293,192
	Common/Collective Trusts:			
*	State Street Investors (SSG)	Conservative Strategic Balanced SL Fund	N/A	67,001
*	State Street Investors (SSG)	Moderate Strategic Balanced SL Fund	N/A	201,065
*	State Street Investors (SSG)	Aggressive Strategic Balanced SL Fund	N/A	57,340
*	State Street Investors (SSG)	S&P 500 Flagship SL Series Fund - Class A	N/A	289,185
*	State Street Investors (SSG)	Pentegra Stable Value Fund	N/A	336,338
*	State Street Investors (SSG)	S&P Midcap Index SL Series Fund - Class A	N/A	311,923
*	State Street Investors (SSG)	S&P Value Index SL Fund Series A	N/A	84,595
*	State Street Investors (SSG)	S&P Growth Index SL Fund Series A	N/A	174,607
*	State Street Investors (SSG)	Russell 2000 Index SL Series Fund - Class A	N/A	158,742
*	State Street Investors (SSG)	NASDAQ 100 Index Non-Lending Fund Series A	N/A	60,740
*	State Street Investors (SSG)	Daily EAFE Index SL Series Fund - Class T	N/A	78,174
*	State Street Investors (SSG)	REIT Index Non-Lending Series Fund - Class A	N/A	45,757
*	State Street Investors (SSG)	Short-term Investment Fund	N/A	363,317
*	State Street Investors (SSG)	Long U.S. Treasury Index SL Series Fund - Class A	N/A	162,138
*	Participant Loans Receivable	Participant Loans, 5.00% to 10.00%	-	148,779
			$ -	$ 7,196,870

* Party-in-interest.

** Historical cost has not been presented since all investments are participant-directed

EXHIBIT 2

Consent of Beard Miller Company LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S CONSENT

We consent to the incorporation by reference in the Registration Statement of Kearny Financial Corp. on Form S-8 of our report dated June 26, 2006, appearing in the Annual Report on Form 11-K of Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2005.

Beard Miller Company LLP

Pine Brook, New Jersey
July 26, 2006